UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-K was submitted in connection with the resignation of Ms. Zhizhi Gong as an independent director of OneSmart International Education Group Limited (the “Company”), as a member of the compensation committee and as the chairperson of the nominating and corporate governance committee of the board of directors (the “Board”) of the Company in late August 2021. The Company is grateful for Ms. Gong’s valuable contribution to the Company during his term with the Company.

Going forward, the Board will consist of three members, two of whom are independent directors, namely Mr. Mason Xu and Dr. Yan Gong. Each of the audit committee, compensation committee and nominating and corporate governance committee of the Board will consist of the two independent directors. In particular, Mr. Xu has been designated as the chairman of the nominating and corporate governance committee of the Board to replace Ms. Gong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By	:	/s/ Xi Zhang
Name	:	Xi Zhang
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: September 17, 2021